KIRKLAND LAKE GOLD REPORTS RECORD PRODUCTION IN SECOND QUARTER 2021

Toronto, Ontario - July 12, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced record quarterly production for the second quarter of 2021 ("Q2 2021") of 379,195 ounces, a 15% increase from the second quarter of 2020 ("Q2 2020") and 25% higher than the previous quarter, with all three of the Company's operations achieving increased production from both prior periods. For the first half of 2021 ("YTD 2021"), production totalled 682,042 ounces, a 3% increase from the first half of 2020 ("YTD 2020"), reflecting higher production at Detour Lake and Macassa. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of Q2 2021 Production Results

  Production of 379,195 ounces, 15% increase from 329,770 ounces in Q2 2020 and 25% higher than 302,847 ounces the previous quarter (YTD 2021 production of 682,042 ounces compared to 660,634 ounces in YTD 2020)
  Gold sales of 364,575 ounces at an average realized price(1) of $1,814 per ounce, with gold poured of 371,265 ounces
  Fosterville: Production at Fosterville totalled 157,993 ounces compared to 155,106 ounces for the same period in 2020 and 108,679 ounces in Q1 2021 (YTD 2021 production of 266,672 ounces versus 314,970 ounces in YTD 2020)
  Detour Lake: Record quarterly production of 165,880 ounces, 26% increase from 131,992 ounces in Q2 2020 and 13% higher than 146,731 ounces in Q1 2021 (YTD 2021 production of 312,611 ounces versus 223,547 ounces for five months in YTD 2020 after Detour Lake acquisition on January 31, 2020 (270,043 ounces for full YTD 2020))
  Macassa: Production of 55,322 ounces, 32% higher than 41,865 ounce in Q2 2020 and 17% increase from 47,437 ounces in Q1 2021 (YTD 2021 production of 102,759 ounces, 11% increase from 92,726 ounces for YTD 2020).

Other Highlights of Q2 2021

  Progress achieved towards key value-creation catalysts
    Detour Lake: Achieved continued exploration success in support of future Mineral Reserve growth and further progress with key growth projects; New life-of-mine plan and technical report on track for first half of 2022
    Macassa: #4 Shaft project remained over a month ahead of schedule, reaching approximately 5,600 feet at June 30, 2021, with project on track for completion in late 2022
    Fosterville: New exploration drive completed with five drills deployed in June to test the down-plunge extension of the Swan Zone in the Lower Phoenix System; Twin exploration drive to Robbin's Hill reached 5,548 m of advance as at June 30, 2021

  Committed to returning capital to shareholders: Normal Course Issuer Bid renewed, Automatic Share Purchase Plan introduced; Returned $62 million ($50 million in dividends and $12 million to repurchase 300,000 shares)

  Increased financial strength with cash of $855 million with no debt at June 30, 2021 versus $792.2 million at March 31, 2021; $98 million tax payment in Australia in Q2 2021 representing the final tax instalment for the 2020 tax year.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We generated record quarterly production in Q2 2021 and completed the first half of the year well positioned to achieve our full-year 2021 production guidance of 1,300,000 - 1,400,000 ounces, with our expectation now being to finish the year in the top half of the guidance range. The record production in Q2 2021 was largely driven by strong results at Fosterville, as well as higher levels of production at both Detour Lake and Macassa compared to both Q2 2020 and the previous quarter. Higher than planned production at Fosterville was mainly related to continued grade outperformance and changes in mine sequencing which resulted in an improved grade profile for the quarter.  At Detour Lake, we achieved record production driven by increased mill throughput and a significant improvement in grade, with the average grade of 0.96 g/t in line with the current Mineral Reserve grade for the operation. Improved results at Macassa reflected increased processing rates, to an average of just under 1,000 tpd, as well as higher than expected grades. Both Detour Lake and Macassa are targeting further improvement in average grades over the balance of the year. At June 30, 2021, all three of our cornerstone assets were on track to achieve their full-year 2021 production guidance, with Fosterville positioned to potentially beat its guidance of 400,000 - 425,000 ounces."

1) See "Non-IFRS Measures" beginning on page 26 of the Company's MD&A for the three months ended March 31, 2021.

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Q2 and YTD 2021 Production Results

	Q2 2021	Q2 2020	Q1 2021	YTD 2021	YTD 2020
Fosterville
Ore Milled (tonnes)	170,315	123,473	174,206	344,520	242,174
Grade (g/t Au)	29.2	39.5	19.8	24.4	40.9
Recovery (%)	98.7	99.0	98.2	98.5	98.9
Gold Production (ozs)	157,993	155,106	108,679	266,672	314,970
Macassa
Ore Milled (tonnes)	90,796	77,624	76,231	167,027	159,880
Grade (g/t Au)	19.3	17.2	19.8	19.5	18.5
Recovery (%)	97.9	97.6	97.9	97.9	97.6
Gold Production (ozs)	55,322	41,865	47,437	102,759	92,726
Detour Lake[1]
Ore Milled (tonnes)	5,881,953	5,655,992	5,701,704	11,583,657	9,364,014
Grade (g/t Au)	0.96	0.79	0.87	0.91	0.81
Recovery (%)	91.5	91.7	92.2	91.8	91.4
Gold Production (ozs)	165,880	131,992	146,731	312,611	223,547
Holt Complex[2]
Ore Milled (tonnes)	-	6,192	-	-	215,318
Grade (g/t Au)	-	4.0	-	-	4.5
Recovery (%)	-	100.1	-	-	93.6
Gold Production (ozs)	-	807	-	-	29,391
Total Consolidated Production (ozs)[3]	379,195	329,770	302,847	682,042	660,634
Total Consolidated Gold Sales (ozs)	364,575	341,390	308,029	672,605	685,976

1) The Detour Lake Mine was acquired on January 31, 2020. Q1 2020 production represents output from that date to March 31, 2020.YTD 2020 production represents output from that date to June 30, 2020.

2) The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company's COVID-19 response. In July 2020, the Company announced that operations at the Holt Complex would remain suspended until further notice.

3) Production numbers may not add to totals due to rounding.

Performance Against Full-Year 2021 Production Guidance

	Macassa	Detour Lake	Fosterville	Consolidated
2021 Guidance (,000 ozs)	220 - 255	680 - 720	400 - 425	1,300 - 1,400
YTD 2021 Production (ozs)	102,759	312,611	266,672	682,042

Review of Operations

Fosterville

The Fosterville Mine produced 157,993 ounces in Q2 2021 based on processing 170,315 tonnes at an average grade of 29.2 g/t and average mill recoveries of 98.7%. Production for the quarter was significantly above planned levels driven largely by continued grade outperformance in the Swan Zone, as well as changes to mine sequencing with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021. The 157,993 ounces of production in Q2 2021 was slightly higher than the 155,106 ounces produced in Q2 2020 and increased 45% from 108,679 ounces the previous quarter. The increase versus Q1 2021 was driven by a 47% improvement in the average grade. The Swan Zone accounted for 53% of tonnes milled in Q2 2021 and 79% of ounces produced compared to 62% and 85%, respectively, in Q2 2020 and 42% and 72%, respectively, the previous quarter.

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Production at Fosterville for YTD 2021 totalled 266,672 ounces which compared to 314,970 ounces for YTD 2020. The change in production from YTD 2020 reflected a lower average grade consistent with the Company's previously stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. The Swan Zone accounted for 47% of tonnes milled and 76% of ounces produced in YTD 2021 versus 62% and 89%, respectively, for the same period in 2020.  Fosterville ended YTD 2021 well positioned to meet, and potentially beat, its full-year 2021 production guidance of 400,000 - 425,000 ounces.

Detour Lake

Detour Lake achieved record quarterly production in Q2 2021 of 165,880 ounces based on processing 5,881,953 tonnes at an average grade of 0.96 g/t and average recoveries of 91.5%. The 165,880 ounces of production was 26% higher than the 131,992 ounces produced in Q2 2020 and increased 13% from the previous quarter. The increase in production quarter over quarter mainly reflected a significant improvement in the average grade, as the mine sequenced into higher grade areas as part of the Phase 2 mining plan during Q2 2021, as well as an increase in tonnes processed, with first quarter throughput typically the lowest of the year due to seasonal factors (record first quarter throughput achieved in Q1 2021).

Production at Detour Lake for YTD 2021 totalled 312,611 ounces, which resulted from processing 11,583,657 tonnes at an average grade of 0.91 g/t and average recoveries of 91.8%. Production in YTD 2021 increased 40% from 223,547 ounces for the five months following the acquisition of Detour Lake on January 31, 2020 to June 30, 2020 and was 16% higher than the 270,043 ounces produced for the full six-month period ending June 30, 2020. The increase in production versus the same period in 2020 mainly reflected a 12% improvement in the average grade. Average grades are expected to improve further during the second half of the year, with the Company continuing to target full-year 2021 production at Detour Lake of 680,000 - 720,000 ounces.

Macassa

Production at Macassa in Q2 2021 totalled 55,322 ounces based on processing 90,796 tonnes at an average grade of 19.3 g/t and average recoveries of 97.9%. Q2 2021 production was 32% higher than 41,865 ounces in Q2 2020 and increased 17% from 47,437 ounces the previous quarter. Higher tonnes processed in Q2 2021 compared to both prior periods mainly reflected increased tonnage due largely to better than anticipated widths and strike lengths from stopes in the South Mine Complex, as well as processing from surface stockpiles.

Production at Macassa for YTD 2021 totalled 102,759 ounces, based on processing 167,027 tonnes at an average grade of 19.5 g/t and average recoveries of 97.9%, an 11% increase from 92,726 ounces for the same period in 2020 reflecting a higher average grade and increased tonnes processed. The Company expects higher grades at Macassa over the remainder of 2021 with the mine continuing to target full-year 2021 production of 220,000 - 255,000 ounces.

Holt Complex

Operations were suspended at the Holt Complex effective April 2, 2020.  As a result, there was no production from Holt Complex during Q2 and YTD 2021. For YTD 2020, production from Holt Complex totalled 29,391 ounces, of which 28,584 ounces were produced during Q1 2020.

Qualified Person

Natasha Vaz, P.Eng., Chief Operating Officer, is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

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About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, including estimates and projections with respect to full year guidance, Mineral Reserve growth and the expectation of exploration success at the Company's assets, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, timing of the new life of mine plan at Detour Lake Mine and the anticipated results thereon, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to the Company's forward looking production outlook, future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, the anticipated overall impact of the Company's COVID 19 response plans including measures taken by the Company to reduce the reduce the spread of COVID 19, and changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID 19 through the implementation of various COVID 19 screening and health and safety protocols and the risk of future shut downs as a result thereof; future development and growth potential of the Company's projects; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales, future exploration activities planned at the Canadian and Australian properties; risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks related to various expansion projects, recovery rates, mill throughput, optimization, including the costs and other estimates on which such projections are based; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2020 and financial statements and related MD&A for the financial years ended December 31, 2020 and 2019, and the three months ended March 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR and EDGAR. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

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